UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 24, 2022

Delwinds Insurance Acquisition Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-39783	85-1050265
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One City Centre
1021 Main Street, Suite 1960
Houston, TX 77002

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (713) 337-4077

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Units, each consisting of one share of Class A Common Stock and one-half of one Redeemable Warrant	DWIN.U	The New York Stock Exchange

Class A Common Stock, par value $0.0001 per share	DWIN	The New York Stock Exchange

Redeemable Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50	DWIN.WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry Into A Material Definitive Agreement.

Merger Agreement

This section describes the material provisions of the Merger Agreement (as defined below), but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of the Merger Agreement and the related agreements. Delwinds’ stockholders and other interested parties are urged to read such agreement in its entirety because it is the primary legal document that governs the Business Combination (as defined below). Unless otherwise defined herein, the capitalized terms used below have the meanings given to them in the Merger Agreement.

General Terms and Effects; Merger Consideration

On February 24, 2022, Delwinds Insurance Acquisition Corp., a Delaware corporation (“Delwinds”) entered into an Agreement and Plan of Merger (as may be amended or supplemented from time to time, the “Merger Agreement”) with FOXO Technologies Inc., a Delaware corporation (the “Company” or “FOXO”), DWIN Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Delwinds (“Merger Sub”), and DIAC Sponsor LLC, a Delaware limited liability company and Delwinds’ sponsor (the “Sponsor”), in its capacity as the representative of the stockholders of Delwinds (other than FOXO’s security holders) (the “Purchaser Representative”) from and after the closing (the “Closing”) of the transactions contemplated by the Merger Agreement (collectively, the “Transaction” or the “Business Combination”). Delwinds and FOXO, following the Business Combination, are both referred to herein as the “Combined Company.”

Pursuant to the Merger Agreement, subject to the terms and conditions set forth therein, at the Closing of the Transaction, Merger Sub will merge with and into the Company, with the Company continuing as the surviving entity and wholly-owned subsidiary of Delwinds, and with each security holder of FOXO (collectively, the “Company Securityholders”) receiving newly-issued Delwinds securities, including, as applicable, shares of Delwinds common stock and/or securities convertible into or exchangeable for Delwinds common stock, as further described below. At the Closing, holders of shares of FOXO Class B common stock, which have ten votes per share, will receive shares of newly-issued Delwinds Class V Common Stock, which will also have ten votes per share on matters brought to a vote of stockholders of the Combined Company; holders of FOXO Class A common stock, which have one vote per share, will receive shares of Delwinds Class A Common Stock, which also have one vote per share. Upon the Closing, all of the outstanding shares of Delwinds Class B Common Stock will convert automatically into shares of Delwinds Class A Common Stock in accordance with the terms of Delwinds’ organizational documents.

Simultaneously with entering into the Merger Agreement, Delwinds entered into backstop agreements (the “Backstop Subscription Agreements”) with Andrew J. Poole, Delwinds’ Chairman and Chief Executive Officer, and The Gray Insurance Company, which is an affiliate of certain directors and officers of Delwinds (the “Backstop Investors”), pursuant to which, in the event that, at the Closing, Delwinds has cash or cash equivalents of less than $10,000,000 (the “Threshold Amount”) (inclusive of the amount contained in Delwinds’ trust account (the “Trust Account”) established at the time of its initial public offering ( “IPO”), after satisfaction of redemptions but prior to the payment of Delwinds transaction expenses and other liabilities), the Backstop Investors will subscribe for up to 1,000,000 shares of Delwinds Class A Common Stock at a price of $10 per share, unless such Threshold Amount is reduced (i) by the amount of any cash or cash equivalents of Delwinds in excess of the Threshold Amount as of the Closing Date or (ii) up to a maximum of $5,000,000, by the amount of any convertible debt issued by Delwinds at the Closing or by the amount of any reduction in the deferred underwriting fees owed by Delwinds to its IPO underwriters or satisfaction of such obligations by the issuance of stock, as opposed to cash.

The total consideration to be delivered by Delwinds to the Company Securityholders at the Closing will have an aggregate value equal to (i) $300,000,000, minus (ii) the amount FOXO indebtedness as of the date of the Closing (the “Closing Date”), excluding any indebtedness converted into FOXO shares in accordance with the terms of the Merger Agreement), minus (iii) the amount of Excess Transaction Expenses, if any, minus (iv) the amount equal to the Management Contingent Shares multiplied by the Redemption Price (the “Merger Consideration”), payable, in the case of FOXO stockholders, in shares of Delwinds common stock, with holders of FOXO Class B common stock receiving Delwinds Class V Common Stock for such shares of FOXO Class B common stock and all other holders of FOXO stock receiving Delwinds Class A Common Stock in consideration for their shares of FOXO Class A common stock.

The portion of the Merger Consideration deliverable to the FOXO stockholders (the “Stockholder Merger Consideration”) will be allocated among the FOXO stockholders pro rata after giving effect to the required conversion of all of the outstanding shares of FOXO preferred stock and FOXO convertible debt into shares of FOXO common stock in accordance with the Company Preferred Stock and Convertible Debt Exchange described in the Merger Agreement.

Options to purchase FOXO common stock issued pursuant to FOXO’s 2020 Equity Incentive Plan that are not exercised prior to the Closing will be assumed by Delwinds and converted into options to purchase shares of Delwinds Class A Common Stock, in each case subject to the terms and conditions set forth in the FOXO Technologies Inc. 2022 Equity Incentive Plan (the “Equity Incentive Plan”) to be presented to Delwinds’ stockholders for approval prior to the Closing and subject to adjustment in accordance with the terms of the Merger Agreement. Each warrant exercisable for FOXO common stock that is not exercised prior to the Closing will be assumed by Delwinds and automatically converted into warrants exercisable for shares of Delwinds Class A Common Stock, in each case subject to the equivalent terms and conditions as the warrant exercisable for FOXO common stock, subject to adjustment in accordance with the terms of the Merger Agreement.

At the Closing, 10,000,000 shares (the “Management Earnout Shares”) of Delwinds Class A Common Stock will be issued to certain members of FOXO management and certain strategic partners of FOXO and its subsidiaries pursuant to the terms of a Management Contingent Share Plan (the “Management Contingent Share Plan”), subject to the adoption and approval of the Management Contingent Share Plan by the Delwinds’ stockholders prior to the Closing. The Management Earnout Shares will be restricted shares, subject to forfeiture based upon the achievement by the Combined Company of certain milestones set forth in the Management Contingent Share Plan, as well as limitations on transfer and other restrictions, including service-based requirements to the extent applicable.

Representations and Warranties

The Merger Agreement contains a number of representations and warranties made by each of the Company and Delwinds as of the date of the Merger Agreement or other specified dates. Certain of the representations and warranties are qualified by materiality or Material Adverse Effect (as hereinafter defined), as well as information provided in the disclosure schedules to the Merger Agreement. As used in the Merger Agreement, “Material Adverse Effect” means, with respect to any specified person or entity, any fact, event, occurrence, change or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect upon (i) the business, assets, Liabilities, results of operations or condition (financial or otherwise) of such person or entity and its subsidiaries, taken as a whole, or (ii) the ability of such person or entity or any of its subsidiaries on a timely basis to consummate the transactions contemplated by the Merger Agreement or the ancillary documents relating to the Merger Agreement to which such person or entity is a party or bound or to perform the obligations of such person or entity thereunder, in each case, subject to certain customary exceptions.

No Survival

The representations and warranties of the parties contained in the Merger Agreement terminate as of, and do not survive, the Closing, and there are no indemnification rights for another party’s breach. The covenants and agreements of the parties contained in the Merger Agreement do not survive the Closing, except those covenants and agreements to be performed after the Closing, which covenants and agreements will survive until fully performed.

Covenants of the Parties

Each party agreed in the Merger Agreement to use its commercially reasonable efforts to effect the Closing. The Merger Agreement also contains certain customary covenants by each of the parties during the Interim Period, including (i) the provision of access to their properties, books and personnel; (ii) the operation of their respective businesses in the ordinary course of business; (iii) the provision of certain specified financial statements by the Company to Delwinds; (iv) Delwinds’ public filings; (v) no insider trading; (vi) notifications of certain breaches, consent requirements or other matters; (vii) efforts to consummate the Closing; (viii) tax matters; (ix) further assurances; (x) public announcements; and (xi) confidentiality. During the Interim Period, Delwinds will use commercially reasonable efforts to satisfy the conditions of the Backstop Subscription Agreements with Backstop Investors and Delwinds may, but is not obligated to, enter into additional financing agreements with investors on such terms as Delwinds and the Company shall reasonably agree (with the Company’s agreement thereto not to be unreasonably withheld, conditioned or delayed) and, if requested by Delwinds, the Company shall, and shall cause its Representatives to, reasonably cooperate with Delwinds in connection with such additional Financing Agreements (including having the Company’s senior management participate in any investor meetings and roadshows as reasonably requested by Delwinds). The Merger Agreement also contains certain customary post-Closing covenants regarding (a) indemnification of directors and officers and the purchase of tail directors’ and officers’ liability insurance; and (b) use of Trust Account proceeds. In addition, the Company agreed to obtain its required stockholder approvals in the manner required under its organizational documents and applicable law for, among other things, the adoption and approval of the Merger Agreement, Ancillary Documents and the Transaction, and agreed to enforce the Voting Agreements in connection therewith.

Registration Statement on Form S-4

The parties made customary covenants regarding the registration statement on Form S-4 to be filed by Delwinds (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”), in connection with the registration under the Securities Act of the shares of Delwinds Class A Common Stock to be issued under the Merger Agreement as the Merger Consideration. The Registration Statement also will contain the Delwinds proxy statement to solicit proxies from Delwinds’ stockholders to approve, among other things, (i) the Merger Agreement and the Transaction, including the Merger and the issuance of Delwinds securities in connection with the Transaction and the Financing Agreements; (ii) the amendment of the Delwinds Certificate of Incorporation to, among other things, change the name of Delwinds to FOXO Technologies Inc. and to provide for the size and structure of the board of directors of Delwinds, to be effective at Closing; (iii) the adoption of the Management Contingent Share Plan, pursuant to which Delwinds may issue shares of Delwinds Class A Common Stock pursuant to the terms and conditions thereof; (iv) the adoption the Equity Incentive Plan, which will provide for awards for a number of shares of Delwinds Class A Common Stock pursuant to the terms and conditions thereof; (v) the election of the members of the Combined Company board of directors and (vi) the amendment of the Insider Letter Agreement, dated as of December 10, 2020, by and between Delwinds and RBC Capital Markets, LLC and Cantor Fitzgerald & Co., as representatives as several underwriters relating to the underwritten initial public offering of Delwinds, to reduce the duration of transfer restrictions applicable to Delwinds Founder Shares thereunder to match the period in the Lock-Up Agreement that was signed by certain Company Securityholders at the time of the Merger Agreement as described below.

Directors and Officers of Delwinds

As promptly as practicable after the date of the Merger Agreement, the parties will take all necessary action to designate and nominate to Delwinds’ board of directors not less than seven directors, at least a majority of whom shall be required to qualify as independent directors under the NYSE rules. Upon the Closing of the Transaction, the board of directors is expected to include, among other members, Illumina bioinformatics scientist Bret Barnes PhD and health technology entrepreneur Murdoc Khaleghi PhD, each a member of FOXO’s current board of directors, together with FOXO founder and CEO Jon Sabes and Delwinds Chairman and CEO Andrew J. Poole. The parties further agreed to take commercially reasonable actions so that the individuals serving as the chief executive officer and chief financial officer of the Company immediately after the Closing will be the same individuals (in the same office) as that of the Company immediately prior to the Closing (unless, at its sole discretion, the Company desires to appoint another qualified person to either such role, in which case, such other person identified by the Company will serve in such role).

Prior to the Closing, Delwinds and certain key employees of the Company will enter into employment agreements, effective as of the Closing, in form and substance reasonably acceptable to Delwinds and the Company.

No Solicitation of Acquisition Proposals

Each party also agreed during the Interim Period not to solicit or enter into any inquiry, proposal or offer, or any indication of interest in making an offer or proposal for an alternative competing transactions, to notify the others as promptly as practicable in writing of the receipt of any inquiries, proposals or offers, requests for information or requests relating to an alternative competing transaction or any requests for non-public information relating to such transaction, and to keep the other party informed of the status of any such inquiries, proposals, offers or requests for information.

Conduct of the Company and Delwinds Pending Closing

Under the Merger Agreement, during the Interim Period, the Company has agreed, except as expressly contemplated by other provisions of the Merger Agreement, or as set forth in disclosure schedules, required by applicable law, or unless Delwinds otherwise consents in writing (such consent not to be unreasonably withheld, conditioned or delayed), to, and to cause each of its subsidiaries to, in all material respects conduct its business in the ordinary course and in material compliance with law and to in all material respects use commercially reasonable efforts necessary or appropriate to maintain its business and organization, including refraining from doing any of the following (subject to certain exceptions contained in the Merger Agreement and the disclosure schedules thereto):

●	amend, waive or otherwise change, in any respect, its organizational documents, except as required by applicable law;

●	authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its shares or other equity securities or securities of any class and any other equity-based awards, except for certain exceptions as contemplated by the Merger Agreement, or engage in any hedging transaction with a third Person with respect to such securities;

●	split, combine, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities;

●	incur, create, assume, prepay or otherwise become liable for any indebtedness (directly, contingently or otherwise) in excess of $200,000 individually or $500,000 in the aggregate, make a loan or advance to or investment in any third party (other than advancement of expenses to employees in the ordinary course of business), or guarantee or endorse any indebtedness, liability or obligation of any person in excess of $200,000 individually or $500,000 in the aggregate, provided that the Company may enter into and consummate additional 2022 Bridge Debentures through the 2022 Bridge Financing End Date;

●	increase the wages, salaries or compensation of its employees other than in the ordinary course of business, consistent with past practice, and in any event not in the aggregate by more than five percent (5%), or make or commit to make any bonus payment (whether in cash, property or securities) to any employee, or materially increase other benefits of employees generally, or enter into, establish, materially amend or terminate any Company Benefit Plan with, for or in respect of any current consultant, officer, manager director or employee, in each case other than as required by applicable Law, pursuant to the terms of any Company Benefit Plans or in the ordinary course of business consistent with past practice;

●	make or rescind any material election relating to taxes, settle any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to material taxes, file any amended tax return or claim for refund, or make any material change in its method of tax accounting, in each case except as required by applicable law or in compliance with GAAP (or SAP, in the case of FOXO Life);

●	transfer or license to any person or otherwise extend, materially amend or modify, permit to lapse or fail to preserve any material Company registered intellectual property, Company licensed intellectual property or other Company intellectual property (excluding non-exclusive licenses of Company IP to customers in the ordinary course of business consistent with past practice), or disclose to any Person who has not entered into a confidentiality agreement any trade secrets;

●	terminate, waive or assign any material right under any Company material contract or enter into any contract that would be a Company material contract, in any case outside of the ordinary course of business consistent with past practice;

●	fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;

●	establish any subsidiary that is not directly or indirectly wholly-owned by the Company or enter into any new line of business;

●	fail to use commercially reasonable efforts to keep in force material insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage substantially similar to that which is currently in effect;

●	revalue any of its material assets or make any material change in accounting methods, principles or practices, except to the extent required to comply with GAAP (or SAP, with respect FOXO Life Insurance Company) and after consulting with the Company’ outside auditors;

●	waive, release, assign, settle or compromise any claim, action or proceeding (including any suit, action, claim, proceeding or investigation relating to the Merger Agreement or the transactions contemplated hereby), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by the Company, its subsidiaries or its Affiliates) not in excess of $200,000 individually or $500,000 in the aggregate;

●	close or materially reduce its activities, or effect any layoff or other personnel reduction or change, at any of its facilities;

●	acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets outside the ordinary course of business consistent with past practice;

●	make capital expenditures in excess of $200,000 individually for any project (or set of related projects) or $500,000 in the aggregate other than in the ordinary course of business;

●	adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

●	voluntarily incur any liability or obligation (whether absolute, accrued, contingent or otherwise) in excess of $200,000 individually or $500,000 in the aggregate other than pursuant to the terms of a Company material contract or Company Benefit Plan or otherwise in the ordinary course of business;

●	enter into any agreement, understanding or arrangement with respect to the voting of equity securities of the Company;

●	take any action that would reasonably be expected to significantly delay or impair the obtaining of any consents of any governmental authority to be obtained in connection with the Merger Agreement;

●	accelerate the collection of any trade receivables or delay the payment of trade payables or any other liabilities other than in the ordinary course of business consistent with past practice;

●	enter into, amend, waive or terminate (other than terminations in accordance with their terms) any transaction with any Related Person (other than compensation and benefits and advancement of expenses, in each case, provided in the ordinary course of business consistent with past practice); or

●	authorize or agree to do any of the foregoing actions.

Additionally, under the Merger Agreement, during the Interim Period, Delwinds has agreed, except as expressly contemplated by other provisions of the Merger Agreement, required by applicable law, or unless the Company otherwise consents in writing (such consent not to be unreasonably withheld, delayed or conditioned), to, and to cause each of its subsidiaries to, conduct its business in the ordinary course and in material compliance with law and to use commercially reasonable efforts to maintain its business and organization and existing relationships intact, including refraining from doing any of the following (subject to certain exceptions contained in the Merger Agreement and the disclosure schedules thereto):

●

amend, waive or otherwise change, in any respect, its organizational documents except as required by applicable law or as approved by Delwinds’ stockholders in accordance with Delwinds’ organizational documents;

●	authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its equity securities or other security interests of any class and any other equity-based awards, or engage in any hedging transaction with a third Person with respect to such securities; provided that Delwinds may issue up to an aggregate of 1,000,000 shares of Delwinds Class A Common Stock pursuant to the Backstop Subscription Agreements and may issue other securities pursuant to the terms of any additional Financing Agreements, as applicable;

●	split, combine, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its shares or other equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities;

●

incur, create, assume, prepay or otherwise become liable for any Indebtedness (directly, contingently or otherwise) in excess of $100,000 individually or $250,000 in the aggregate, make a loan or advance to or investment in any third party, or guarantee or endorse any Indebtedness, Liability or obligation of any Person (provided, that Delwinds shall not be prevented from borrowing funds necessary to finance its ordinary course administrative costs and expenses and Expenses incurred in connection with the consummation of the Merger and the other transactions contemplated by this Agreement, including the financing transactions and any Extension Expenses);

●	make or rescind any material election relating to Taxes, settle any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, file any amended Tax Return or claim for refund, or make any material change in its accounting or Tax policies or procedures, in each case except as required by applicable Law or in compliance with GAAP;

●	amend, waive or otherwise change the Trust Agreement in any manner adverse to the Delwinds;

●	terminate, waive or assign any material right under any Delwinds material contract or enter into any Contract that would be a Delwinds material contract, in any case outside of the ordinary course of business consistent with past practice;

●	fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;

●	establish any Subsidiary or enter into any new line of business;

●	fail to use commercially reasonable efforts to keep in force insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage substantially similar to that which is currently in effect;

●	revalue any of its material assets or make any material change in accounting methods, principles or practices, except to the extent required to comply with GAAP and after consulting Delwinds’ outside auditors;

●	waive, release, assign, settle or compromise any claim, action or proceeding (including any suit, action, claim, proceeding or investigation relating to this Agreement or the transactions contemplated hereby), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, Delwinds or its Subsidiary) not in excess of $100,000 (individually or in the aggregate), or otherwise pay, discharge or satisfy any Actions, Liabilities or obligations, unless such amount has been reserved in the Delwinds financials;

●	acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets outside the ordinary course of business;

●	make capital expenditures in excess of $100,000 individually for any project (or set of related projects) or $250,000 in the aggregate (excluding for the avoidance of doubt, incurring any Expenses);

●	adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than with respect to the Merger);

●	voluntarily incur any Liability or obligation (whether absolute, accrued, contingent or otherwise) in excess of $100,000 individually or $250,000 in the aggregate (excluding the incurrence of any Expenses) other than pursuant to the terms of a Contract in existence as of the date of this Agreement or entered into in the ordinary course of business or in accordance with the terms of the Merger Agreement during the Interim Period;

●	sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its properties, assets or rights;

●	enter into any agreement, understanding or arrangement with respect to the voting of Delwinds securities;

●	take any action that would reasonably be expected to significantly delay or impair the obtaining of any Consents of any Governmental Authority to be obtained in connection with this Agreement; or

●	authorize or agree to do any of the foregoing actions.

During the period prior to the Closing, each party has agreed to use its commercially reasonable efforts to obtain all applicable Consents of any Governmental Authority and to cooperate with regard to certain insurance regulatory matters. During the Interim Period, each party will file all required information or reports with, and seek any Consents as may be determined to be necessary from, Arkansas Insurance Department in connection with the Transaction and FOXO will take certain actions required to satisfy Arkansas insurance regulatory requirements applicable to its FOXO Life subsidiary.

Conditions to Closing

The Merger Agreement contains conditions to Closing, including the following mutual conditions of the parties (unless waived): (i) approval of the stockholders of Delwinds and the Company; (ii) approvals of, or completion of any filings required to be made with, any governmental authorities (including, without limitation, as applicable, the Arkansas Insurance Department) (“Regulatory Approvals”) and completion of any antitrust expiration periods, in each case, as applicable; (iii) no law or order preventing the Transaction; (iv) approval of the Delwinds Class A Common Stock for listing on NYSE; (v) the members of the post-Closing Delwinds board of directors shall have been elected or appointed as of the Closing consistent with the requirements of the Merger Agreement and (vi) the Registration Statement shall have been declared effective by the SEC.

In addition, unless waived by the Company, the obligations of the Company to consummate the Transaction are subject to the satisfaction of the following additional Closing conditions, in addition to the delivery by Delwinds of customary certificates and other Closing deliverables: (i) the representations and warranties of Delwinds being true and correct as of the date of the Merger Agreement and the date of the Closing, except to the extent made as of a particular date (subject to certain materiality qualifiers); (ii) Delwinds having performed in all material respects its obligations and complied in all material respects with its covenants and agreements under the Merger Agreement required to be performed or complied with by it on or prior to the date of the Closing; (iii) the absence of any Material Adverse Effect with respect to Delwinds since the date of the Merger Agreement which is continuing and uncured; (iv) Delwinds having filed its Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware.

Unless waived by Delwinds, the obligations of Delwinds and Merger Sub to consummate the Transaction are subject to the satisfaction of the following additional Closing conditions, in addition to the delivery by the Company of customary certificates and other Closing deliverables: (i) the representations and warranties of the Company being true and correct as of the date of the Merger Agreement and the date of the Closing, except to the extent made as of a particular date (subject to certain materiality qualifiers); (ii) the Company having performed in all material respects its obligations and complied in all material respects with its covenants and agreements under the Merger Agreement required to be performed or complied with or by it on or prior to the date of the Closing; (iii) the absence of any Material Adverse Effect with respect to the Company and its subsidiaries since the date of the Merger Agreement which is continuing and uncured; and (iv) the execution of the Lock-Up Agreements, Employment Agreements and Non-Competition Agreements being in full force and effect as required under the Merger Agreement.

Termination

The Merger Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including: (i) by mutual written consent of Delwinds and the Company; (ii) by either Delwinds or the Company if any of the conditions to Closing have not been satisfied or waived by the five (5) month anniversary of the date of the Merger Agreement (the “Original Outside Date,” as such date may be extended pursuant to (A) or (B) below, the “Outside Date”) (provided that, if (A) Delwinds obtains an extension of the period of time in which it is required to complete an initial business combination, Delwinds may extend the Outside Date for additional periods equal to the shortest of (i) five (5) additional months in the aggregate, (ii) the period ending on the last date for Delwinds to consummate a business combination pursuant to the latest of any such extensions, (iii) such period as determined by Delwinds, and (iv) September 25, 2022, and provided, further, that (B) if, on or prior to such Outside Date, the SEC has not declared the Registration Statement effective or any of the Regulatory Approvals have not been obtained, the Outside Date shall be automatically extended to the later of one (1) month from the Outside Date or one (1) month from the date of most recent submission to the SEC or relevant Governmental Authority, as applicable), provided that a breach or violation of the Merger Agreement shall not give rise to a right of termination of the Merger Agreement by either party; (iii) by either Delwinds or the Company if a governmental authority of competent jurisdiction has issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Transaction, and such order or other action has become final and non-appealable; (iv) by either Delwinds or the Company in the event of the other party’s uncured breach, if such breach would result in the failure of a closing condition (and so long as the terminating party is not also in breach under the Merger Agreement); (v) by Delwinds if there has been a Material Adverse Effect on the Company and its subsidiaries following the date of the Merger Agreement that is uncured and continuing; (vi) by either Delwinds or the Company if the stockholders of Delwinds do not approve the Merger Agreement and the Transaction at a special meeting held by Delwinds; and (vii) by either Delwinds or the Company if the Company holds a general meeting or special meeting of stockholders, as applicable, to approve the Merger Agreement and the Transaction and such approval is not obtained.

If the Merger Agreement is terminated, all further obligations of the parties under the Merger Agreement (except for certain obligations related to publicity, confidentiality, fees and expenses, trust fund waiver, no recourse, termination and general provisions) will terminate, and no party to the Merger Agreement will have any further liability to any other party thereto except for liability for actual fraud (as defined under Delaware corporate law) or for willful breach of the Merger Agreement prior to termination. The Merger Agreement does not provide for any termination fees, however Delwinds and the Company agreed to each be responsible for fifty percent (50%) of any filing fees and expenses under any applicable antitrust laws.

Trust Account Waiver

The Company agreed on behalf of itself and its affiliates that neither it nor its affiliates will have any right, title, interest of any kind in or to any monies in Delwinds’ Trust Account held for its public stockholders, and agreed not to, and waived any right to, make any claim against the Trust Account (including any distributions therefrom) other than in connection with the Closing.

Purchaser Representative

The Sponsor is serving as the Purchaser Representative under the Merger Agreement, and in such capacity will represent the interests of Delwinds’ stockholders after the Closing (other than the Company Securityholders) with respect to certain post-Closing matters under the Merger Agreement and ancillary documents.

Governing Law

The Merger Agreement is governed by the laws of the State of New York and the parties are subject to exclusive jurisdiction of federal and state courts located in the State of New York (and any appellate courts thereof).

A copy of the Merger Agreement is filed as Exhibit 2.1 to this Current Report on Form 8-K and is incorporated herein by reference, and the foregoing description of the Merger Agreement is qualified in its entirety by reference thereto.

The Merger Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of such agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. The Merger Agreement has been filed with this Current Report on Form 8-K in order to provide investors with information regarding its terms. It is not intended to provide any other factual information about Delwinds, the Company, Merger Sub or any other party to the Merger Agreement. In particular, the representations, warranties, covenants and agreements contained in the Merger Agreement, which were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and reports and documents filed with the SEC. Investors should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Merger Agreement. In addition, the representations, warranties, covenants and agreements and other terms of the Merger Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Delwinds’ public disclosures.

Related Agreements

This section describes the material provisions of certain additional agreements entered into or to be entered into pursuant to, or in connection with, the Merger Agreement (the “Related Agreements”) but does not purport to describe all of the terms thereof or include all of the additional agreements entered into or to be entered into pursuant to the Merger Agreement. The following summary is qualified in its entirety by reference to the complete text of each of the Related Agreements. Delwinds’ stockholders and other interested parties are urged to read such Related Agreements in their entirety.

Voting and Support Agreements

Simultaneously with the execution and delivery of the Merger Agreement, Delwinds and the Company have entered into Voting and Support Agreements (collectively, the “Voting Agreements”) with certain stockholders of the Company required to approve the Transaction and other Company Securityholders. Under the Voting Agreements, each Company Securityholder party thereto agreed to vote all of such stockholder’s shares of the Company in favor of the Merger Agreement and the Transaction and the other matters to be submitted to the Company Securityholder for approval in connection with the Transaction and each Company Securityholder party thereto has agreed to take (or not take, as applicable) certain other actions in support of the Merger Agreement and the Transaction, in each case in the manner and subject to the conditions set forth in the Voting Agreements, and, in the case of the Company Securityholder, to provide a proxy to Delwinds to vote such Company shares accordingly (subject to the condition that the Registration Statement has been declared effective by the SEC, provided that the covenants not to take certain actions to delay, impair or impede the Transaction as set forth in the Voting Agreements shall take effect from the date such agreements are executed). The Voting Agreements prevent transfers of the Company shares held by the Company Securityholder party thereto between the date of the Voting Agreement and the date of Closing, except for certain permitted transfers where the recipient also agrees to comply with the Voting Agreement.

Lock-Up Agreements

Simultaneously with the execution and delivery of the Merger Agreement, certain stockholders of the Company entered into Lock-Up Agreements with Delwinds. Pursuant to the Lock-Up Agreements, each Company Securityholder party thereto agreed not to, during the period commencing from the Closing and ending upon the earlier to occur of the one (1) year anniversary of the Closing or, if the lock-up period applicable to the Delwinds Founder Shares is amended in accordance with the Insider Letter Amendment Proposal, upon approval thereof by Delwinds’ stockholders, 180 days after the Closing (subject to early release if the Company consummates a liquidation, merger, share exchange or other similar transaction with an unaffiliated third party): (i) lend, offer, pledge, hypothecate, encumber, donate, assign, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any Delwinds restricted securities, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such Delwinds restricted securities, or (iii) publicly disclose the intention to do any of the foregoing, whether any such transaction described in clauses (i) or (ii) above is to be settled by delivery of the Delwinds restricted securities or other securities, in cash or otherwise (in each case, subject to certain limited permitted transfers where the recipient takes the shares subject to the restrictions in the Lock-Up Agreement). Additionally, prior to the Closing, the existing lock-up agreements between FOXO and holders of FOXO’s 2021 Bridge Debentures (which, at the Closing, shall automatically convert into shares of FOXO Class A common stock exchangeable for Delwinds shares in connection with the Business Combination), which lock-up agreements restrict transfers within a six month period after the Closing, shall be amended to join the Purchaser and Purchaser Representative as parties thereto.

Non-Competition Agreements

Simultaneously with the execution and delivery of the Merger Agreement, certain Company executive officers entered into Non-Competition Agreements in favor of the Company and Delwinds and their respective present and future successors and direct and indirect subsidiaries. Under the Non-Competition Agreements, the Company executive officers signatory thereto agree not to compete with Delwinds, the Company and their respective affiliates during the two-year period following the Closing and, during such two-year restricted period and not to solicit employees or customers of such entities. The Non-Competition Agreements also contain customary confidentiality and non-disparagement provisions.

Financing Agreements

Cantor Common Stock Purchase Arrangement

Simultaneously with the execution and delivery of the Merger Agreement, Delwinds entered into a Common Stock Purchase Agreement (the “Purchase Agreement”) with CF Principal Investments LLC (“Cantor”). Pursuant to the Purchase Agreement, the Combined Company has the right, after the Closing from time to time, to sell to Cantor up to $40 million in shares of Delwinds Class A Common Stock subject to certain limitations and conditions set forth in the Purchase Agreement. Delwinds and Cantor also simultaneously entered into a Registration Rights Agreement (the “Registration Rights Agreement”) pursuant to which, following the Closing, the Combined Company is obligated to file a registration statement (the “Initial Resale Registration Statement”) with the SEC to register under the Securities Act the resale by Cantor of the shares of Delwinds Class A Common Stock that may be sold to it by the Combined Company under the Purchase Agreement and the Commitment Shares (as defined below).

Sales of the shares of Delwinds Class A Common Stock to Cantor under the Purchase Agreement, and the timing of any sales, will be determined by the Combined Company from time to time in its sole discretion and will depend on a variety of factors, including, among other things, market conditions, the trading price of the Delwinds Class A Common Stock and determinations by the Combined Company regarding the use of proceeds of the shares of Delwinds Class A Common Stock. The net proceeds from any sales under the Purchase Agreement will depend on the frequency with, and prices at, which the shares of Delwinds Class A Common Stock are sold to Cantor.

Upon the initial satisfaction of the conditions to Cantor’s obligation to purchase the shares of Delwinds Class A Common Stock set forth in the Purchase Agreement (the “Commencement”), including that the Initial Resale Registration Statement is declared effective by the SEC and a final prospectus relating thereto is filed with the SEC, the Combined Company will have the right, but not the obligation, from time to time at its sole discretion until the first day of the month next following the 36-month period from and after Commencement, to direct Cantor to purchase up to a specified maximum amount of shares of Delwinds Class A Common Stock as set forth in the Purchase Agreement by delivering written notice to Cantor prior to the commencement of trading on any trading day. The purchase price of the shares of Delwinds Class A Common Stock that the Combined Company elects to sell to Cantor pursuant to the Purchase Agreement will be 97% of the volume weighted average price of the Delwinds Class A Common Stock during the applicable purchase date on which the Combined Company has timely delivered written notice to Cantor directing it to purchase the shares of Delwinds Class A Common Stock under the Purchase Agreement.

The Purchase Agreement and the Registration Rights Agreement contain customary representations, warranties, conditions and indemnification obligations of the parties. The representations, warranties and covenants contained in such agreements were made only for purposes of such agreements and as of specific dates, were solely for the benefit of the parties to such agreements and may be subject to limitations agreed upon by the contracting parties.

The Combined Company will have the right to terminate the Purchase Agreement at any time after Commencement, at no cost or penalty, upon 10 trading days’ prior written notice. Additionally, Cantor will have the right to terminate the Purchase Agreement on the seventh trading day following the Closing if the total market capitalization of the Combined Company is less than $100 million as of such date. No termination of the Purchase Agreement will affect the registration rights provisions contained in the Registration Rights Agreement.

Cantor Commitment Shares

In connection with the execution of the Purchase Agreement, the Combined Company will issue $1,600,000 of shares of Delwinds Class A Common Stock, calculated based on the closing price of the Delwinds Class A Common Stock on the trading day prior to delivery thereof (the “Commitment Shares”), to Cantor as consideration for its irrevocable commitment to purchase the shares of Delwinds Class A Common Stock upon the terms and subject to the satisfaction of the conditions set forth in the Purchase Agreement.

Copies of the Purchase Agreement and Registration Rights Agreement are filed as Exhibits 10.4 and 10.5, respectively, to this Current Report on Form 8-K and are incorporated herein by reference, and the foregoing descriptions of the Purchase Agreement and Registration Rights Agreement are qualified in their entirety by reference thereto.

Backstop Subscription Agreements

Additionally, simultaneously with the execution of the Merger Agreement, Delwinds entered into Backstop Subscription Agreements with the Backstop Investors pursuant to which, in the event that Delwinds has less than the Threshold Amount (as such amount may be reduced in accordance with the terms of the Backstop Subscription Agreements) in cash and cash equivalents at the Closing, after giving effect to trust redemptions but prior to payment of expenses and liabilities due at the Closing, the Backstop Investors will subscribe for Delwinds Class A Common Stock (“Backstop Shares”) at a price of $10 per share in an amount equal to the Threshold Amount less the amount of cash and cash equivalents held by Delwinds at the Closing, provided that the Threshold Amount will be reduced up to a maximum of $5,000,000 by the amount of any agreed upon reduction of the deferred underwriting fee payable to Delwinds’ IPO underwriters (or upon satisfaction of any portion of such obligations by the issuance of stock rather than cash) and by the amount of any unsecured convertible debt of Delwinds that is issued by Delwinds in accordance the terms and conditions set forth in the Backstop Subscription Agreements.

A copy of the form of Backstop Subscription Agreement is filed as Exhibit 10.6 to this Current Report on Form 8-K and is incorporated herein by reference, and the foregoing description of the form of Backstop Subscription Agreement is qualified in its entirety by reference thereto.

Item 3.02	Unregistered Sales of Equity Securities.

The disclosure set forth above under the heading “Financing Agreements” in Item 1.01 of this Current Report is incorporated by reference into this Item 3.02. The shares of Delwinds Common Stock to be issued to Cantor as Commitment Shares and to the Backstop Investors as Backstop Shares will not be registered under the Securities Act in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

Additional Information and Where to Find It

Delwinds and the Company will file relevant materials with the SEC including the Registration Statement to be filed by Delwinds, which will include a prospectus with respect to Delwinds’ securities to be issued in connection with the Transaction, and a proxy statement of Delwinds (the “Proxy Statement”), to be used at the meeting of Delwinds’ stockholders to approve the proposed merger and related matters. INVESTORS AND SECURITY HOLDERS OF DELWINDS ARE URGED TO READ THE REGISTRATION STATEMENT, ANY AMENDMENTS THERETO AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, DELWINDS AND THE BUSINESS COMBINATION. When available, the Proxy Statement contained in the Registration Statement and other relevant materials for the Transaction will be mailed to stockholders of Delwinds as of a record date to be established for voting on the proposed business combination. Investors and security holders will also be able to obtain copies of the Registration Statement, including the Proxy Statement contained therein, and other documents containing important information about each of the companies once such documents are filed with the SEC, without charge, at the SEC’s web site at www.sec.gov.

Forward-Looking Statements

This report contains, and certain oral statements made by representatives of Delwinds and the Company and their respective affiliates, from time to time may contain, “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Delwinds’ and the Company’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “anticipate,” “believe,” “budget,” “continues,” “could,” “expect,” “estimate,” “forecast,” “future,” “intend,” “may,” “might,” “strategy,” “opportunity,” “plan,” “possible,” “potential,” “project,” “will,” “should,” “predicts,” “scales,” “representative of,” “valuation,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Delwinds’ and the Company’s expectations with respect to future performance of the Company, anticipated financial impacts of the Transaction (including future revenue, pro forma enterprise value and cash balance), the anticipated addressable market for the Company, the satisfaction of the closing conditions to the Transaction, the future held by the respective management teams of Delwinds or the Company, the pre-money valuation of the Company (which is subject to certain inputs that may change prior to the Closing of the Transaction and is subject to adjustment after the Closing of the Transaction), the level of redemptions of Delwinds’ public stockholders and the timing of the Closing of the Transaction. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from expected results. Most of these factors are outside the control of Delwinds and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (2) a default by one or more of the investors in the financing agreements on its commitment, and Delwinds’ failure to find replacement financing; (3) the inability to consummate the Transaction in a timely manner or at all, including due to failure to obtain approval of the stockholders of Delwinds or other conditions to the Closing in the Merger Agreement, which may adversely affect the price of Delwinds’ securities; (4) delays in obtaining or the inability to obtain any necessary regulatory approvals required to complete the Transaction; (5) the risk that the Transaction may not be completed by Delwinds’ business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Delwinds; (6) the ability to maintain the listing of Delwinds’ securities on a national securities exchange; (7) the inability to obtain or maintain the listing of the combined company’s securities on the New York Stock Exchange following the Transaction; (8) the risk that the Transaction disrupts current plans and operations as a result of the announcement and consummation of the Transaction; (9) the ability to recognize the anticipated benefits of the Transaction and to achieve its commercialization and development plans, and identify and realize additional opportunities, which may be affected by, among other things, competition, the ability of the Company to grow and manage growth economically and hire and retain key employees; (10) costs related to the Transaction; (11) changes in applicable laws or regulations, and the Company’s ability to comply with such laws and regulations; (12) the effect of the COVID-19 pandemic on Delwinds or the Company and their ability to consummate the Transaction; (13) the outcome of any legal proceedings that may be instituted against the Company or against Delwinds related to the Merger Agreement or the Transaction; (14) the enforceability of the Company’s intellectual property, including its patents and the potential infringement on the intellectual property rights of others; (15) the risk of downturns in the highly competitive industry in which the Company operates; (16) the possibility that Delwinds or the Company may be adversely affected by other economic, business, and/or competitive factors; and (17) other risks and uncertainties to be identified in the Registration Statement /Proxy Statement (when available) relating to the Transaction, including those under “Risk Factors” therein, and in other filings with the SEC made by Delwinds or the Company. Delwinds and the Company caution that the foregoing list of factors is not exclusive, and caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Readers are referred to the most recent reports filed with the SEC by Delwinds. None of Delwinds or the Company undertakes or accepts any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based, subject to applicable law.

Important Information About the Transaction and Where to Find It

Participants in the Solicitation

Delwinds and the Company and their respective directors and officers and other members of management and employees may be deemed participants in the solicitation of proxies in connection with the proposed Transaction. Delwinds stockholders and other interested persons may obtain, without charge, more detailed information regarding directors and officers of Delwinds in final prospectus filed with the SEC on December 10, 2020, the Registration Statement / Proxy Statement and other relevant materials filed with the SEC in connection with the proposed Business Combination when they become available. These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or a valid exemption from registration thereunder.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

2.1*	Agreement and Plan of Merger, dated as of February 24, 2022, by and among Delwinds Insurance Acquisition Corp., FOXO Technologies Inc., DWIN Merger Sub Inc., and DIAC Sponsor LLC, in its capacity as Purchaser Representative thereunder.

10.1	Form of Voting Agreement, dated as of February 24, 2022, by and among Delwinds, FOXO and the stockholders of FOXO party thereto.

10.2	Form of Lock-Up Agreement, dated as of February 24, 2022, by and between Delwinds, the Purchaser Representative and the stockholders of FOXO party thereto.

10.3	Form of Non-Competition Agreement, effective as of February 24, 2022, by and among Delwinds, FOXO and the stockholders of FOXO party thereto.

10.4*	Common Stock Purchase Agreement, dated as of February 24, 2022, by and between Delwinds and Cantor.

10.5*	Registration Rights Agreement, dated as of February 24, 2022, by and between Delwinds and Cantor.

10.6*	Form of Backstop Subscription Agreement, dated as of February 24, 2022, by and between Delwinds and the backstop investors party thereto.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*

The exhibits, schedules or similar attachments to this Exhibit have been omitted in accordance with Item 601(a)(5) of Regulation S-K. The Registrant agrees to furnish supplementally to the SEC a copy of all omitted exhibits, schedules or similar attachments upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 2, 2022

DELWINDS INSURANCE ACQUISITION CORP.

By:	/s/ Andrew Poole
Andrew Poole
Chief Executive Officer